Exhibit (12)

SNAP-ON INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended
	April 3, 2004	March 29, 2003
Net earnings	$12.7	$21.4
Add (deduct):
Income taxes	6.8	11.5
Minority interest in earnings of consolidated subsidiaries	1.2	0.7

Net earnings as defined	20.7	33.6
Fixed Charges:
Interest on debt	5.6	6.4
Interest element of rentals	1.7	1.3

Total fixed charges	7.3	7.7

Total adjusted earnings available for payment of fixed charges	$28.0	$41.3

Ratio of earnings to fixed charges	3.8	5.4

For purpose of computing this ratio, “Net Earnings” consists of (a) income from continuing operations before income taxes and adjusted for minority interest, and (b) “Fixed Charges,” consists of interest on debt and the estimated interest portion of rents.